FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

QUEBECOR MEDIA INC.
(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.	Press release dated June 20, 2005

FOR IMMEDIATE RELEASE

MONTREAL, June 20, 2005 – Quebecor Media Inc. today announced that it has commenced cash tender offers to purchase up to $125,000,000 in aggregate principal amount of its outstanding 11 1/8% Senior Notes due July 15, 2011 (the “Senior Notes”) and, to the extent that the aggregate principal amount of Senior Notes validly tendered and not withdrawn is less than $125,000,000, an aggregate principal amount of its outstanding 13 3/4% Senior Discount Notes due July 15, 2011 (the “Discount Notes”, and together with the Senior Notes, collectively, the “Notes”) equal to the balance, if any, of $125,000,000 less the aggregate principal amount of Senior Notes validly tendered and not withdrawn.

The tender offers are being made upon and are subject to the terms and conditions set forth in the Offer to Purchase dated June 20, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal. The total consideration to be paid for each validly tendered and accepted Senior Note will be a fixed price of $1,112.50 per $1,000 principal amount. The total consideration to be paid for each validly tendered and accepted Discount Note, if any are accepted for purchase, will be a fixed price of $1,007.50 per $1,000 principal amount at maturity.  In addition, holders of Senior Notes (but not Discount Notes) will receive accrued and unpaid interest to, but not including, the settlement date, in respect of Senior Notes accepted for purchase.

The total consideration, which will be paid for Notes validly tendered prior to or at 5:00 p.m., New York City time, on Friday, July 1, 2005, includes an early tender premium in the amount of $30.00 per $1,000 principal amount of Notes (or principal amount at maturity, in the case of the Discount Notes).  Notes validly tendered after 5:00 p.m., New York City time, on Friday, July 1, 2005, and prior to 11:59 p.m., New York City time, on Monday, July 18, 2005, will not be eligible to receive the early tender premium.

Tendered Notes may be withdrawn until 5:00 p.m., New York City time, on Friday, July 1, 2005, but not thereafter, except in the limited circumstances set forth in the Offer to Purchase.

The tender offers will expire at 11:59 p.m., New York City time, on Monday, July 18, 2005, unless extended or earlier terminated. The settlement date is expected to be the business day immediately following the expiration date of the offers, which, assuming that the offers are not extended, will be Tuesday, July 19, 2005.

The tender offer documents are being distributed to holders beginning today. The Dealer Manager for the offers is Citigroup Global Markets Inc. Questions regarding the tender offers may be directed to Citigroup Global Markets at (800) 558-3745 (toll free) or at (212) 723-6106 (collect). Global Bondholder Services Corporation is the Information Agent and the Depositary for the tender offers. Requests for documents and questions regarding procedures for tendering Notes should be directed to Global Bondholder Services Corporation at (866) 470-4300 (toll free) or at (212) 430-3774 (collect).

Quebecor Media Inc., a company incorporated in Canada under the Companies Act (Québec), is one of Canada’s largest media companies. Its principle lines of business are cable, newspaper publishing, television broadcasting, business telecommunications, book, magazine and video retailing and publishing, distribution and music recording, and new media services.

This communication is for informational purposes only.  It is not intended as, and does not constitute, an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction.  Any comments or statements made herein do not necessarily reflect those of Citigroup Global Markets Inc., Global Bondholder Services Corporation, or their respective subsidiaries and affiliates.

Forward-Looking Statements

Statements contained herein relating to matters that are not historical facts are forward-looking statements reflecting Quebecor Media’s current view with respect to future events and financial performance.  These matters involve risks and uncertainties that may affect Quebecor Media’s operations, as discussed in its filings with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.  Some important factors that could affect Quebecor Media’s future operating results, financial position and cash flows and could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to (i) the intensity of competitive activity in the industries in which Quebecor Media operates; (ii) unanticipated higher capital spending required to address continued development of competitive alternative technologies; (iii) changes in Quebecor Media’s ability to obtain services and other items critical to its operations; and (iv) changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of Quebecor Media’s licenses or markets or in an increase in competition, compliance costs or capital expenditures.

It is not possible to identify or predict all such factors. Consequently, while the list of factors is considered representative, no such list should be considered an exhaustive statement of all potential material risks and uncertainties. Further details and descriptions of these and other factors that could cause actual results to differ materially from results expressed in these forward-looking statements are disclosed in Quebecor Media’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, including under the sections “Forward-Looking Statements” and “Risk Factors”, as well as in Quebecor Media’s filings from time to time with the Commission. Holders of Notes are encouraged to review these filings. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized.

Contact:

Mark D’Souza Vice President and Treasurer Quebecor Media Inc. (514) 380-1912	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Inc. (514) 380-1974 (514) 886-7665 (cell) lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay
————————————————————
By: Claudine Tremblay
       Senior Director, Corporate Secretariat

Date: June 20, 2005